03007568

3/17

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q.P. Corporation

*CURRENT ADDRESS

PROCESSED

APR 01 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4750 FISCAL YEAR 11-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/20/03

No. 3

FILE NO. 82-4750

03 MAR 17 AM 7:21

ARIS
11-30-02

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2002

(Translation)

January 14, 2003

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION)
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2002

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
Engliah corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Gohsuke Ohyama President and Representative Director
Contact for inquires:	Toshio Sakagami Senior Managing Director and General Manager of Administration Division Tel. (03)3486-3331
Date of approval by board of directors:	January 14, 2003
Application of U S GAAP:	Not applied

1. Business results for the fiscal year ended November 30, 2002 (From December 1, 2001 to November 30, 2002):

(1) Operating results

Figures of amounts are described by discarding fractions less than one million yen.

	Year ended November 30, 2002	Year ended November 30, 2001
Net sales	¥ 434,480 million (9.5%)	¥ 396,697 million (3.2%)
Operating income	¥ 18,586 million (9.0%)	¥ 17,058 million (10.3%)
Ordinary income	¥ 18,262 million (7.2%)	¥ 17,039 million (15.5%)
Net income	¥ 9,306 milliom (16.3%)	¥ 8,005 million (-%)
Net income per share-primary	¥ 60.36	¥ 51.78
Net income per share-diluted	¥ 55.11	¥ 45.46
Return on equity	8.4%	7.5%
Ordinary income to total assets	6.9%	6.5%
Ordinary income to net sales	4.2%	4.3%

(Notes)

1. Equity income	¥ 192 million	¥ 168 million
2. Weighted average number of shares	154,186 993 shares	154,618,407 shares

3. Changes in accounting principles in the current fiscal year — None

4. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of the increase or decrease compared with the previous year.

(2) Financial conditions

	Year ended November 30, 2002	Year ended November 30, 2001
Total assets	¥ 270,181 million	¥ 257,679 million
Net worth	¥ 114,015 million	¥ 107,428 million
Net worth to gross capital	42.2%	41.7%
Net worth per share	¥ 744.11	¥ 696.21

(Note)

Number of outstanding shares	153,224,028 shares	154,304,166 shares

(3) Cash flows

	Year ended November 30, 2002	Year ended November 30, 2001
Net cash provided by operating activities	¥ 22,829 million	¥ 19,603 million
Net cash used in investing activities	¥ -25,388 million	¥ -15,157 million
Net cash used in financing activities	¥ -6,897 million	¥ -16,592 million
Cash and cash equivalents at end of the year	¥ 16,950 million	¥ 24,128 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	43
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	4

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	11
Number of companies excluded from consolidation	0
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	1

2. Estimate of operating results for the fiscal year ending November 30, 2003 (From December 1, 2002 to November 30, 2003):

	Six months ending May 31, 2003	Year ending November 30, 2003
Net sales	¥ 217,500 million	¥ 445,000 million
Ordinary income	¥ 9,400 million	¥ 18,500 million
Net income	¥ 4,700 million	¥ 9,310 million

(Reference) Estimate of yearly net income per share ¥ 60.76

The above estimate information is reported based on available information, conceivable circumstances and uncertain factors which may have an effect on the future operating results on the day of an official announcement of this report.
As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Consolidated Balance Sheets

NOVEMBER 30, 2002 AND 2001

(Millions of yen)

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and deposits	18,034	24,369
Notes and accounts receivable	74,546	67,202
Securities	27	139
Inventories	18,591	18,855
Deferred tax assets	2,590	2,499
Other	2,858	4,660
Allowance for doubtful accounts	(1,042)	(1,090)
Total current assets	115,606	116,637
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	100,616	88,982
Machinery, equipment and transportation equipment	102,975	86,588
Land	38,228	34,630
Construction in progress	4,619	3,885
Other	6,869	6,054
Accumulated depreciation	(133,038)	(115,957)
Total tangible fixed assets	120,271	104,183
Intangible fixed assets		
Consolidation adjustment accounts	135	-
Other	2,422	1,983
Total intangible fixed assets	2,558	1,983
Investments and other assets		
Investment in securities	15,780	17,400
Deferred tax assets	4,077	5,733
Other	12,178	12,576
Allowance for doubtful accounts	(292)	(836)
Total investments and other assets	31,744	34,873
Total fixed assets	154,573	141,040
DEFERRED ASSETS:		
Bond discounts	0	1
Total deferred assets	0	1
Total assets	270,181	257,679

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Notes and accounts payable	46,694	40,134
Short-term loans payable	17,268	10,919
Current portion of bonds	-	1,000
Current portion of convertible bonds	-	3,648
Accounts payable-other	24,190	25,706
Accrued income taxes	2,769	2,781
Reserve for sales rebates	1,763	1,950
Reserve for bonuses	2,125	1,717
Other	4,539	5,888
Total current liabilities	99,350	93,746
LONG-TERM LIABILITIES:		
Bonds	1,500	1,500
Convertible bonds	18,629	18,629
Long-term loans payable	12,844	11,624
Deferred tax liabilities	101	106
Reserve for retirement benefits	5,952	9,818
Reserve for directors' and corporate auditors' retirement	2,702	2,006
Consolidation adjustment accounts	-	4
Other	1,743	2,158
Total long-term liabilities	43,474	45,848
Total liabilities	142,824	139,594
MINORITY INTERESTS	13,340	10,657
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,103
Capital surplus reserve	29,418	29,418
Consolidated retained earnings	64,088	56,781
Unrealized valuation gain or (loss) on other securities	124	(53)
Cumulative foreign currency translation adjustments	(1,447)	(1,627)
Treasury stock	(2,272)	(1,194)
Total shareholders' equity	114,015	107,428
Total liabilities, minority interests and shareholders' equity	270,181	257,679

Q.P. CORPORATION

Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2002 AND 2001

(Millions of yen)

	2002	2001
NET SALES	434,480	396,697
COST OF SALES	322,022	290,824
Gross profit	112,457	105,873
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	93,871	88,814
Operating income	18,586	17,058
NON-OPERATING INCOME:		
Interest income and dividend received	603	750
Equity income	192	168
Amortization of consolidation adjustment accounts	3	3
Other	589	489
NON-OPERATING EXPENSES:		
Interest expense	904	1,018
Other	808	411
Ordinary income	18,262	17,039
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	136	0
Gain on establishments in trust to cover retirement benefit obligations	-	3,611
Effects of the amendments on the application of the new accounting standards for retirement benefits	-	3,407
Gain on the return of the entrusted government's portion of the welfare pension fund	4,034	-
Other	922	1,095
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	761	712
Cost for establishments in trust to cover retirement benefit obligations	-	7,154
Valuation loss on investment in securities	2,094	1,073
Other	1,733	673
Net income before income taxes and minority interests	18,766	15,540
Income taxes	6,556	6,208
Income taxes deferred	1,678	448
Minority interests	1,225	877
Net income	9,306	8,005

Q.P. CORPORATION

Consolidated Statements of Retained Earnings

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2002 AND 2001

(Millions of yen)

	2002	2001
CONSOLIDATED RETAINED EARNINGS AT BEGINNING OF THE YEAR	56,781	52,380
DECREASE OF CONSOLIDATED RETAINED EARNINGS		
Cash dividends	1,851	2,791
Directors' and corporate auditors' bonuses	127	141
Exclusion from consolidation of subsidiary for merger	-	670
Losses of newly consolidated subsidiaries	20	-
Decrease of consolidated retained earnings	1,999	3,604
NET INCOME	9,306	8,005
CONSOLIDATED RETAINED EARNINGS AT END OF THE YEAR	64,088	56,781

Q.P. CORPORATION

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2002 AND 2001

(Millions of yen)

	2002	2001
I. CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income before income taxes and minority interests	18,766	15,540
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:		
Depreciation and amortization	12,371	10,162
Amortization of consolidation adjustment accounts	(4)	(4)
Equity income	(192)	(196)
Valuation loss on investment in securities	2,094	1,073
Valuation loss on golf course memberships	52	84
Decrease in reserve for employees' retirement	-	(14,415)
Increase (decrease) in reserve for retirement benefits	(4,184)	9,818
Increase (decrease) in reserve for directors' and corporate auditors' retirement	278	(164)
Increase (decrease) in reserve for sales rebates	(186)	209
Increase (decrease) in reserve for bonuses	(73)	52
Increase (decrease) in allowance for doubtful accounts	(662)	162
Interest income and dividend received	(603)	(750)
Interest expense	904	1,018
Loss on sales of securities	24	1
Gain on sales of investment in securities	(67)	(142)
Loss on sales and disposal of fixed assets	625	712
Investment in securities established in trust to cover retirement benefit obligations	-	3,543
Increase in notes and accounts receivable	(3,439)	(1,227)
Decrease in inventories	562	357
Increase in notes and accounts payable	4,705	1,579
Decrease in accrued consumption taxes	(228)	(550)
Directors' and corporate auditors' bonuses paid	(127)	(141)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(46)	(35)
Other	(840)	128
Sub total	29,729	26,815
Interest income and dividends received	688	950
Interest paid	(914)	(1,020)
Income taxes paid	(6,674)	(7,142)
Net cash provided by operating activities	22,829	19,603
II. CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities	(14)	(34,268)
Sales of securities	151	34,267
Purchases of tangible fixed assets	(22,555)	(15,158)
Purchases of intangible fixed assets	(922)	(998)
Purchases of investment in securities	(3,717)	(371)
Sales of investment in securities	2,877	1,930
Loans receivable made	(1,890)	(19,105)
Collection of loans receivable	878	18,373
Disbursements for deposit money in bank	(979)	(418)
Withdrawal of time deposits	686	566
Other	95	25
Net cash used in investing activities	(25,388)	(15,157)

	2002	2001
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowing on short-term loans	99,515	73,934
Repayment of short-term loans	(102,670)	(73,864)
Borrowing on long-term loans	6,468	253
Repayment of long-term loans	(3,070)	(2,734)
Redemption of bonds	(1,000)	(100)
Redemption of convertible bonds	(3,647)	(9,984)
Paid in from minority shareholders	596	-
Cash dividends paid	(1,851)	(2,791)
Cash dividends paid to minority shareholders	(160)	(111)
Repurchase of treasury stock	(1,078)	(1,173)
Other	-	(19)
Net cash used in financing activities	(6,897)	(16,592)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	9	0
Ⅴ. DECREASE IN CASH AND CASH EQUIVALENTS	(9,447)	(12,146)
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	24,128	36,274
Ⅶ. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM NEWLY CONSOLIDATED SUBSIDIARIES	2,269	-
Ⅷ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	16,950	24,128

1. BASIS OF PREPARATIONS FOR CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company established Hangzhou Q.P. Foods Co., Ltd. as a consolidated subsidiary, and newly consolidated S.Y. Promotion Co., Ltd. that had been the affiliated company accounted for by the equity method. Also, the Company newly consolidated Seto Delica Co., Ltd., Ishikari Delica Co., Ltd., Hanshin Delica Co., Ltd., Tosu Delica Co., Ltd., Salad Club, Inc., Kayaka Co., Ltd., Mizushima Kyuso Corporation, Yamamoto Kyuso Corporation and Beijing Q.P. Foods Co., Ltd. that had been non-consolidated subsidiaries. Thereby, consolidated subsidiaries comprise forty-three companies.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise thirteen companies.

The significant non-consolidated subsidiaries are QTIS Corporation and Osaka San-Ei Logistics Corporation. These companies are excluded from the consolidation, for their total amounts of assets, sales, net income (equal to the equity share), and retained earnings (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and retained earnings.

(2) APPLICATION OF THE EQUITY METHOD

The equity method is applied to the investments in four affiliated companies. The significant companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in thirteen non-consolidated subsidiaries including QTIS Corporation and in ten affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, for the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and retained earnings.

(3) CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The closing date of the Company and K.R.S. Corporation is November 30, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31, and the others is September 30. The subsidiaries with the closing date of December 31 are consolidated based on their temporary financial statements of November 30. The subsidiaries with the closing date of September 30 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements.

(4) SIGNIFICANT ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Shares of subsidiaries and affiliated companies excluded from the scope of consolidation or application of the equity method, are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences are stated in shareholders' equity as unrealized valuation gain or (loss) on other securities. When sold, cost of sales is determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.
Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.
Some joint products are stated at retail periodic average cost.

b. Depreciation of depreciable assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.
Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.
Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits considering the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for on an accrual basis considering the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

The shortage of effects of the amendments on the application of the new accounting standards for retirement benefits, occurring in the consolidated subsidiary K.R.S Corporation (which is registered on Second Section of Tokyo Stock Exchange) is to be amortized equally over five years, and accounted for as an extraordinary loss.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years, and its amortization will start in the next year.

Retirement benefits systems of the Company and subsidiaries consist of a tax-qualified pension system, a welfare pension system, and a retirement lump-sum grants system.

(Additional information)

For the purpose of the return of a role as an agent regarding the operations of welfare pension fund, the relinquishment of the entrusted government's portion of retirement benefit obligations and the exemption of future payment obligations, the Company and some consolidated subsidiaries applied to the Minister of Health, Labour and Welfare to obtain permission of them and were officially approved on the date of October 1, 2002.

Thereby, the Company and some subsidiaries considered the above date to be the returned date according to the transitional measures of Article 47-2 of "Practical Guideline of Accounting for Retirement Benefit (Interim Report)" of Accounting Committee Report No. 13 published by the JICPA. and recognized the differences ¥ 4,034 million between the obligations relinquished and the related pension fund assets as extraordinary gains in the current fiscal year and the amounts of pension fund assets to be returned were ¥ 14,252 million at end of the current fiscal year.

Reserve for directors' and corporate auditors' retirement

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement at 100% of estimated amounts payable at end of the current fiscal year according to each company's bylaw.

The Company adjusts by consolidation for change to the same accounting method as they provide as to the other consolidated subsidiaries which do not have such a reserve or charge to expense when paid.

d. Deferred assets

Bond discounts are deferred and amortized over seven years by the straight-line method.

e. Accounting for significant lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Significant hedge accounting

1. Deferral hedge is adopted in hedge accounting.
   Designation transactions are applied to debts and credits in foreign currency which conform to a certain requirement of hedge accounting.
2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting
   Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

(5) VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

The Company adopts the full fair value method in which all assets and liabilities including those of minority interests, are valued at fair value when the Company acquired control of the subsidiaries.

(6) CONSOLIDATION ADJUSTMENT ACCOUNTS

Consolidation adjustment accounts are amortized by the straight-line method over five years and small amounts are charged to expense.

(7) STATEMENTS OF RETAINED EARNINGS

Retained earnings are based on appropriation approved at the shareholders' meeting held during the current accounting period.

(8) CASH FLOWS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

2. NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen	
	November 30, 2002	November 30, 2001
(1) Contingent liabilities (guarantees)	2,111	2,024
(2) Treasury stock	2,240,487 shares	1,159,451 shares
(Including trasury stock to be reserved for stock option granted)	(1,140,000 shares)	(1,140,000 shares)
(3) Pledged assets and secured debts		
Pledged assets		
Time deposits	150	-
Accounts receivable and inventories	293	-
Tangible fixed assets	16,454	18,320
Total	16,898	18,320
Secured debts		
Accounts payable and accounts payable-other	100	-
Short-term loans payable	3,842	2,239
Long-term loans payable	4,741	7,314
Bonds	300	1,300
Total	8,984	10,853

3. NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen	
	November 30, 2002	November 30, 2001
Research and development costs included in selling, general and administrative expenses	2,422	2,403

4. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2002

a. Acquisition cost, accumulated depreciation and fair value of lease properties

(Millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Machinery, equipment and transpotation equipment	10,568	5,715	4,853
Tangible fixed assets – Other	7,929	4,556	3,373
Computer software	137	74	63
Total	18,635	10,346	8,289

b. Future lease payments

Due within one year	2,986	million
Due over one year	5,286	million
Total	8,272	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	3,504	million
Depreciation expense	3,256	million
Estimated interest expense	253	million

d. Method of depreciation

Depreciation is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2001

a. Acquisition cost, accumulated depreciation and fair value of lease properties

(Millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Machinery, equipment and transpotation equipment	7,198	4,146	3,051
Tangible fixed assets – Other	7,205	3,828	3,377
Computer software	138	48	89
Total	14,542	8,024	6,518

b. Future lease payments

Due within one year	2,505	million
Due over one year	4,171	million
Total	6,676	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	2,864	million
Depreciation expense	2,636	million
Estimated interest expense	200	million

d. Method of depreciation

Depreciation is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(2) Operating lease transactions

Year ended November 30, 2002

Future lease payments

Due within one year	80	million
Due over one year	376	million
Total	456	million

Year ended November 30, 2001

Future lease payments

Due within one year	66	million
Due over one year	285	million
Total	351	million

5. NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen	
	November 30, 2002	November 30, 2001
Cash and deposits	18,034	24,369
(Deduction)		
Time deposits with maturity over three months	(1,083)	(241)
Cash and cash equivalents	16,950	24,128

6. SECURITIES

Current consolidation fiscal year (as of November 30, 2002)

Securities

1.Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Book value	Fair value	Unrealized gain(loss)
Securities whose fair value exceeds their book value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	-	-	-
	Sub-total	-	-	-
Securities whose book value exceeds their fair value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	27	27	-
	Sub-total	27	27	-
Total		27	27	-

2.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain(loss)
Securities whose book value exceeds their acquisition cost	(1)Stocks	2,619	3,527	908
	(2)Bonds			
	(a)Government and local bonds	-	-	-
	(b)Debentures	-	-	-
	(c)Other	-	-	-
	(3)Other	-	-	-
	Sub-total	2,619	3,527	908
Securities whose acquisition cost exceeds their book value	(1)Stocks	6,573	5,885	(687)
	(2)Bonds			
	(a)Government and local bonds	-	-	-
	(b)Debentures	-	-	-
	(c)Other	42	36	(6)
	(3)Other	-	-	-
	Sub-total	6,616	5,922	(693)
Total		9,235	9,450	214

(Note) The Company wrote down by ¥2,018 million against securities with a remarkable decline in the value of investment. This amount was disclosed as a valuation loss on investment in securities in Extraordinary losses.

3.Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
221	58	17

4.Sales of held-to-maturity bonds in the current fiscal year

(Millions of yen)

	Cost of sales	Aggregate sales amount	Gain
Other	1,446	1,474	27
Reason for sales	By the reason why stock prices will decline further by the aggravation of the movement of the stock market.		

5.Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds Domestic bonds of private placement	12	
(2)Other securities Unlisted stocks (except for over-the-counter securities)	2,408	
Other	19	

6.Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Government and local bonds	-	-	-	-
(2)Debentures	26	24	-	-
(3)Other	-	-	-	-
2.Other	-	-	-	-
Total	26	24	-	-

Previous consolidation fiscal year (as of November 30, 2001)

Securities

1.Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Book value	Fair value	Unrealized gain(loss)
Securities whose fair value exceeds their book value	(1)Government and local bonds	-	-	-
	(2)Debentures	19	20	0
	(3)Other	-	-	-
	Sub-total	19	20	0
Securities whose book value exceeds their fair value	(1)Government and local bonds	-	-	-
	(2)Debentures	-	-	-
	(3)Other	1,020	1,009	(11)
	Sub-total	1,020	1,009	(11)
Total		1,039	1,029	(10)

2.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain(loss)
Securities whose book value exceeds their acquisition cost	(1)Stocks	3,682	4,841	1,158
	(2)Bonds			
	(a)Government and local bonds	-	-	-
	(b)Debentures	-	-	-
	(c)Other	-	-	-
	(3)Other	-	-	-
	Sub-total	3,682	4,841	1,158
Securities whose acquisition cost exceeds their book value	(1)Stocks	6,534	5,322	(1,212)
	(2)Bonds			
	(a)Government and local bonds	-	-	-
	(b)Debentures	-	-	-
	(c)Other	130	98	(31)
	(3)Other	-	-	-
	Sub-total	6,665	5,421	(1,244)
Total		10,347	10,262	(84)

(Note) The Company wrote down by ¥1,073 million against securities with a remarkable decline in the value of investment. This amount was disclosed as a valuation loss on investment in securities in Extraordinary losses.

3.Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
626	152	9

4.Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds		
Domestic bonds of private placement	22	
(2)Other securities		
Unlisted stocks (except for over-the-counter securities)	2,284	
Other	51	

5.Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Government and local bonds	-	-	-	-
(2)Debentures	20	23	-	-
(3)Other	-	-	1,000	-
2.Other				
Investment in trust	100	-	-	-
Total	120	23	1,000	-

7. DERIVATIVE FINANCIAL TRANSACTIONS

1.Forward exchange contracts and currency swap agreements

(Millions of yen)

Classification	Description	As of November 30, 2002				As of November 30, 2001			
		Contract amount		Fair value	Unrealized gain(loss)	Contract amount		Fair value	Unrealized gain(loss)
			Over one year				Over one year		
Non-market transactions	Forward exchange contracts Purchase USD	8,362	7,677	8,575	213	3,491	2,934	3,514	22
	Currency swap agreements Purchase USD	5,853	5,853	48	48	5,853	5,853	36	36
Total		14,216	13,531	8,624	261	9,345	8,788	3,550	58

(Notes)

1. Fair value of forward exchange contracts is made use of future rate quoted by Financial Institutions.
2. Fair value of currency swaps is based on the price quoted by Financial Institutions.
3. Derivative financial transactions, for which hedge accounting is applied, are excluded from the above table.

2.Interest rate swap agreements

(Millions of yen)

Classification	Description	As of November 30, 2002				As of November 30, 2001			
		Contract amount		Fair value	Unrealized gain(loss)	Contract amount		Fair value	Unrealized gain(loss)
			Over one year				Over one year		
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	1,100	1,100	(33)	(33)	1,200	1,100	(47)	(47)
Total		1,100	1,100	(33)	(33)	1,200	1,100	(47)	(47)

(Notes)

1. Fair value is based on the price quoted by Financial Institutions.
2. Derivative financial transactions, for which hedge accounting is applied, are excluded from the above table.

8.TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2002)	Previous fiscal year (As of November 30, 2001)
1.The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Unrealized gains	1,348	1,250
Reserve for sales rebates	740	819
Reserve for bonuses	689	445
Accrued enterprise taxes	246	252
Reserve for directors' and corporate auditors' retirement	1,141	852
Reserve for retirement benefits	2,290	4,030
Trust to cover retirement benefit obligations	1,488	1,488
Allowance for doubtful accounts	284	919
Valuation loss on golf course memberships	438	339
Unrealized valuation loss on other securities	180	258
Other	605	549
Sub-total deferred tax assets	9,454	11,206
Valuation reserve	(138)	(111)
Total deferred tax assets	9,315	11,094
Deferred tax liabilities		
Valuation difference of fixed assets	(992)	(992)
Reserve for deduction entry of property by purchase	(1,637)	(1,653)
Unrealized valuation gain on other securities	(6)	(221)
Other	(112)	(99)
Total deferred tax liabilities	(2,748)	(2,967)
Net deferred tax assets	6,567	8,126
Net deferred tax assets included in the consolidated balance sheets are as follows:		
Current assets-Deferred tax assets	2,590	2,499
Fixed assets-Deferred tax assets	4,077	5,733
Current liabilities-Deferred tax liabilities	-	-
Long-term liabilities-Deferred tax liabilities	(101)	(106)
2.The principal details of the material differences between the legal effective tax rate and the actual burden tax rate after application of tax-effect accounting		
The legal effective tax rate	42.0 %	42.0 %
(Adjustments)		
Loss carry forward of consolidated subsidiaries not to have recognized tax-effect	(0.2 %)	0.4 %
Permanent exclusion from expenses	1.1 %	1.2 %
Tax free income	(0.3 %)	(0.4 %)
Capita levy on inhabitant tax	0.9 %	1.0 %
Other	0.4 %	(1.4 %)
Actual burden tax rate after the application of tax effect accounting	43.9 %	42.8 %

9. SEGMENT INFORMATION

(1) Segment information of business line

Current fiscal year (From December 1, 2001 to November 30, 2002)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income Sales					
(1) Sales to customers	355,616	78,863	434,480	-	434,480
(2) Internal sales or transfers to/from segments	27	25,046	25,073	(25,073)	-
Total	355,643	103,909	459,553	(25,073)	434,480
Operating expenses	335,654	99,675	435,330	(19,436)	415,893
Operating income	19,988	4 ,234	24,222	(5,636)	18,586
2.Allocated assets, depreciation expense and capital expenditure					
Assets	183,525	63,704	247,229	22,952	270,181
Depreciation expense	9,793	2,497	12,290	80	12,371
Capital expenditure	18,314	4,107	22,421	516	22,938

Previous fiscal year (From December 1, 2000 to November 30, 2001)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income Sales					
(1) Sales to customers	334,317	62,380	396,697	-	396,697
(2) Internal sales or transfers to/from segments	162	23,117	23,279	(23,279)	-
Total	334,479	85,497	419,977	(23,279)	396,697
Operating expenses	315,996	81,750	397,746	(18,107)	379,639
Operating income	18,483	3,747	22,230	(5,172)	17,058
2.Allocated assets, depreciation expense and capital expenditure					
Assets	178,475	48,476	226,952	30,727	257,679
Depreciation expense	8,771	1,436	10,208	75	10,283
Capital expenditure	14,724	2,351	17,076	119	17,196

(Notes) a. Methods determining business segments
Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Canned and retort foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to be allocated, mainly belong to general control division in the head office of the Company.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 5,636 million and ¥ 5,172 million for the fiscal years ended November 30, 2002 and 2001, respectively.

d. Assets unable to be allocated to segments are mainly excess working funds and investment capital (cash, deposits, securities and investment in securities) and belong to general control division in the head office of the Company.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 26,939 million and ¥ 35,358 million for the fiscal years ended November 30, 2002 and 2001, respectively.

e. Long-term prepaid expenses are included in capital expenditure, and their depreciation in depreciation expense.

(2) Geographical business
Segment information of geographical business is not disclosed since the proportion of domestic sales and assets in the fiscal years ended November 30, 2002 and 2001, exceeds 90% to the total amounts of segment sales and segment assets, respectively.

(3) Overseas sales amounts
Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the fiscal years ended November 30, 2002 and 2001, is less than 10% of consolidated sales, respectively.

10. RELATED PARTY TRANSACTIONS

Current fiscal year (From December 1, 2001 to November 30, 2002)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship: Number of interlocking directors and corporate auditors	Relationship: On business	Transaction		Amount	Account	End of the year
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku,Tokyo	119	Sales of processed foodstuffs	Direct 17.2% Indirect 3.1%	4 persons	Purchase of products	Operating	Purchase of products	44,663	Accounts payable-trade	8,070
								Non-operating	Consignment calculation office work	2,153	Accounts payable-other	195

Transaction's term and policy
Purchase prices of products and charges of consignment calculation office work are determined in accordance with the general transaction's term in consideration of the market prices.

(Note) Amounts in End of the year, include consumption taxes and those of Transactions exclude them.

DESCRIPTION OF PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED AND SALES

1. Production results

(Millions of yen)

Business segment	Current fiscal year	
		Percentage to the previous fiscal year
Foodstuffs	184,850	109.6 %
Total	184,850	109.6 %

2. Purchasing results

(Millions of yen)

Business segment	Current fiscal year	
		Percentage to the previous fiscal year
Foodstuffs	70,217	104.0 %
Distribution	5,576	91.4 %
Total	75,793	103.0 %

3. Production business under contract received

The Company and subsidiaries do not conduct production business under contract received.

4. Sales results

(Millions of yen)

Business segment	Line of Products	Current fiscal year	Previous fiscal year
Foodstuffs	Mayonnaise and dressings	110,637	107,715
	Canned and retort foods	52,754	51,617
	Egg products	82,670	78,919
	Healthcare products	13,333	12,092
	Vegetables and salads	96,220	83,971
	Sub-total	355,616	334,317
Distribution		78,863	62,380
Total		434,480	396,697

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2002

(Translation)

January 14, 2003

BRIEFING NOTE OF THE ACCOUNT (NON-CONSOLIDATION)
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2002

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Gohsuke Ohyama President and Representative Director
Contact for inquires:	Toshio Sakagami Senior Managing Director and General Manager of Administration Division Tel. (03) 3486-3331
Date of approval by board of directors:	January 14, 2003
Ordinary general meeting of shareholders:	February 20, 2003

The Company makes interim dividends.

The unit of shares for one vote is 100 shares.

1. Business results for the fiscal year ended November 30, 2002 (From December 1, 2001 to November 30, 2002):

(1) Operating results

Figures of amounts are described by discarding fractions less than one million yen.

	Year ended November 30, 2002	Year ended November 30, 2001
Net sales	¥ 271,208 million (4.1%)	¥ 260,466 million (-3.5%)
Operating income	¥ 10,457 million (-3.5%)	¥ 10,836 million (2.4%)
Ordinary income	¥ 10,582 million (-6.6%)	¥ 11,329 million (8.9%)
Net income	¥ 6,030 million (-3.8%)	¥ 6,268 million (-%)
Net income per share-primary	¥ 39.11	¥ 40.54
Net income per share-diluted	¥ 35.97	¥ 35.82
Return on equity	5.8%	6.2%
Ordinary income to total assets	5.7%	5.9%
Ordinary income to net sales	3.9%	4.3%

(Notes)

1. Weighted average number of shares: 154,186 993 shares (2002); 154,618,407 shares (2001)

2. Changes in accounting principles in the current fiscal year: None

3. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of the increase or decrease compared with the previous year.

(2) Dividend policy

	Year ended November 30, 2002	Year ended November 30, 2001
Dividends per share	¥ 12.00	¥ 12.00
Interim	¥ 6.00	¥ 6.00
Year-ended	¥ 6.00	¥ 6.00
Total amount of yearly dividends	¥ 1,844 million	¥ 1,851 million
Dividend pay-out ratio	30.6%	29.5%
Dividend to net worth	1.7%	1.8%

(3) Financial conditions

	Year ended November 30, 2002	Year ended November 30, 2001
Total assets	¥ 186,656 million	¥ 185,861 million
Net worth	¥ 105,794 million	¥ 102,596 million
Net worth to gross capital	56.7%	55.2%
Net worth per share	¥ 690.46	¥ 664.90
(Notes)		
1. Number of outstanding shares	155,464,515 shares	155,463,617 shares
2. Number of treasury stock	2,240,487 shares	1,159,451 shares

2. Estimate of operating results for the fiscal year ending November 30, 2003 (From December 1, 2002 to November 30, 2003):

	Six months ending May 31, 2003	Year ending November 30, 2003
Net sales	¥ 138,100 million	¥ 282,500 million
Ordinary income	¥ 6,300 million	¥ 11,800 million
Net income	¥ 3,400 million	¥ 6,700 million
Dividend per share	¥ 6.00	¥ 12.00

(Reference) Estimate of yearly net income per share ¥ 43.73

The above estimate information is reported based on available information, conceivable circumstances and uncertain factors which may have an effect on the future operating results on the day of an official announcement of this report.
As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Non-Consolidated Balance Sheets
NOVEMBER 30, 2002 AND 2001
(Millions of yen)

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and deposits	9,834	14,770
Notes and accounts receivable	43,519	42,800
Securities	-	97
Inventories	12,918	13,276
Short-term loans receivable	16,961	13,265
Deferred tax assets	1,027	1,193
Other	2,414	2,180
Allowance for doubtful accounts	(64)	(242)
Total current assets	86,612	87,339
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	27,388	24,184
Machinery and equipment	16,960	14,851
Land	15,856	15,864
Construction in progress	2,285	3,311
Other	666	533
Total tangible fixed assets	63,156	58,745
Intangible fixed assets	1,394	1,367
Investments and other assets		
Investment in securities	11,709	13,330
Shares of subsidiaries	17,281	17,170
Deferred tax assets	1,703	3,469
Other	5,404	4,637
Allowance for doubtful accounts	(606)	(200)
Total investments and other assets	35,493	38,407
Total fixed assets	100,044	98,521
Total assets	186,656	185,861

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Notes and accounts payable	28,598	26,022
Short-term loans payable	4,740	3,000
Current portion of convertible bonds	-	3,648
Accounts payable-other	10,743	13,287
Accrued income taxes	768	1,207
Reserve for sales rebates	1,763	1,787
Reserve for bonuses	277	334
Other	3,477	4,570
Total current liabilities	50,370	53,857
LONG-TERM LIABILITIES:		
Convertible bonds	18,629	18,629
Long-term loans payable	2,104	-
Reserve for retirement benefits	1,649	6,263
Reserve for directors' and corporate auditors' retirement	1,264	1,059
Other	6,844	3,456
Total long-term liabilities	30,490	29,407
Total liabilities	80,861	83,265
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,103
Capital surplus reserve	29,418	29,418
Earned surplus reserve	3,115	3,115
Voluntaly retained earnings	45,417	41,256
Special depreciation reserve	69	86
Reserve for deduction entry of property replaced by purchase	2,147	2,169
General reserve	43,200	39,000
Unappropriated retained earnings	6,215	6,252
Unrealized valuation loss on other securities	(203)	(354)
Treasury stock	(2,272)	(1,194)
Total shareholders' equity	105,794	102,596
Total liabilities and shareholders' equity	186,656	185,861

Q.P. CORPORATION

Non-Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2002 AND 2001

(Millions of yen)

	2002	2001
NET SALES	271,208	260,466
COST OF SALES	186,953	177,434
Gross profit	84,255	83,031
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	73,798	72,194
Operating income	10,457	10,836
NON-OPERATING INCOME:		
Interest income and dividend received	828	671
Other	195	520
NON-OPERATING EXPENSES:		
Interest expense	343	402
Other	555	296
Ordinary income	10,582	11,329
EXTRAORDINARY GAINS:		
Gain on the return of the entrusted government's portion of the welfare pension fund	3,092	-
Gain on establishments in trust to cover retirement benefit obligations	-	3,611
Effects of the amendments on the application of the new accounting standards for retirement benefits	-	3,706
Other	426	854
EXTRAORDINARY LOSSES:		
Loss on disposal of fixed assets	598	445
Cost for establishments in trust to cover retirement benefit obligations	-	7,154
Valuation loss on investment in securities	2,059	1,060
Other	655	65
Net income before income taxes	10,788	10,775
Income taxes	2,935	3,341
Income taxes deferred	1,821	1,165
Net income	6,030	6,268
Retained earnings at beginning of the year	1,110	1,002
Interim dividends	925	925
Transfer to earned surplus reserve with respect to interim dividends	-	92
Unappropriated retained earnings	6,215	6,252

Q.P. CORPORATION

Proposal of Appropriated Retained Earnings

NOVEMBER 30, 2002 AND 2001

(Millions of yen)

	2002	2001
UNAPPROPRIATED RETAINED EARNINGS	6,215	6,252
REVERSAL OF VOLUNTARY RETAINED EARNINGS:		
Special depreciation reserve	15	36
Reserve for deduction entry of property replaced by purchase	20	21
	36	58
Total	6,251	6,310
APPROPRIATED OF RETAINED EARNINGS:		
Cash dividends (¥ 6 per share)	919	925
Directors' and corporate auditors' bonuses	54	55
Reserve for voluntary retained earnings		
Special depreciation reserve	9	19
General reserve	4,200	4,200
	4,209	4,219
	5,183	5,200
UNAPPROPRIATED RETAINED EARNINGS OF CARRY FORWARD TO NEXT YEAR	1,068	1,110

(Note) Special depreciation reserve and reserve for deduction entry of property replaced by purchase are accounted for in conformity with Corporation Tax Law and the Special Taxation Measures Law.

1. SIGNIFICANT ACCOUNTING POLICIES

Figures of amounts are described by discarding fractions less than one million yen.

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Shares of subsidiaries and affiliated companies are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences are stated in shareholders' equity as unrealized valuation loss on other securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation of fixed assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits considering the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for on an accrual basis considering the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years, and its amortization will start in the next year.

Retirement benefits systems of the Company consist of a tax-qualified pension system and a welfare pension system.

(Additional information)

For the purpose of the return of a role as an agent regarding the operations of welfare pension fund, the relinquishment of the entrusted government's portion of retirement benefit obligations and the exemption of future payment obligations, the Company applied to the Minister of Health, Labour and Welfare to obtain permission of them and was officially approved on the date of October 1, 2002.

Thereby, the Company considered the above date to be the returned date, according to the transitional measures of Article 47-2 of "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" of Accounting Committee Report No. 13 published by the JICPA and recognized the differences ¥ 3,092 million between the obligations relinquished and the related pension fund assets as extraordinary gains in the current fiscal year and the amounts of pension fund assets to be returned were ¥ 9,602 million at end of the current fiscal year.

Reserve for directors' and corporate auditors' retirement

Reserve for directors' and corporate auditors' retirement, reserve of Article 287-2 of the Commercial Code, is accounted for by amounts payable which will be required in accordance with the Company's bylaw, if all directors and corporate auditors terminate their services with the Company at end of the current fiscal year.

d. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

e. Hedge accounting

1.Deferral hedge is adopted in hedge accounting.

Designation transactions are applied to debts and credits in foreign currency which conform to a certain requirement of hedge accounting.

2.Hedge instruments are forward exchange contracts.

3.Hedge items are purchase transactions in foreign currencies.

4.The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

f. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

2. NOTES TO BALANCE SHEETS

	Millions of yen	
	November 30, 2002	November 30, 2001
(1) Accumulated depreciation of tangible fixed assets	81,029	77,132
(2) Contingent liabilities (guarantees)	3,051	3,527
(3) Treasury stock	2,272	1,194
(Including treasury stock to be reserved for stock option granted.)	(2,240,487 shares)	(1,159,451 shares)

3. NOTES TO STATEMENTS OF INCOME

	Millions of yen	
	November 30, 2002	November 30, 2001
(1) Details of extraordinary losses – other		
Allowance for doubtful accounts	451	-
(2) Research and development costs included in selling, general and administrative expenses	2,395	2,387

4. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2002

a. Acquisition cost, accumulated depreciation and fair value of lease properties

(Millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Tools, furniture and fixture	2,427	1,639	787
Auto and transportation equipment	917	520	396
Computer software	132	71	61
Total	3,477	2,231	1,246

b. Future lease payments

Due within one year	704	million
Due over one year	561	million
Total	1,265	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	888	million
Depreciation expense	855	million
Estimated interest expense	29	million

d. Method of depreciation

Depreciation is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2001

a. Acquisition cost, accumulated depreciation and fair value of lease properties

(Millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Tools, furniture and fixture	2,257	1,219	1,037
Auto and transportation equipment	651	315	336
Computer software	132	43	88
Total	3,041	1,578	1,462

b. Future lease payments

Due within one year	739	million
Due over one year	751	million
Total	1,490	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	929	million
Depreciation expense	890	million
Estimated interest expense	34	million

d. Method of depreciation

Depreciation is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

5. SECURITIES

Securities (except for shares of subsidiaries and affiliated companies with fair value) in the previous and current consolidation fiscal year are presented on Notes to the consolidated financial statements.

Current fiscal year (as of November 30, 2002)

Securities

Shares of subsidiaries and affiliated companies with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain(loss)
Shares of subsidiaries	3,719	6,118	2,399
Shares of affiliated companies	290	806	515
Total	4,009	6,924	2,915

6. TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2002)	Previous fiscal year (As of November 30, 2001)
The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Current assets		
Reserve for sales rebates	740	750
Accrued enterprise taxes	70	111
Other	216	331
Total	1,027	1,193
Fixed assets		
Reserve for retirement benefits	691	2,628
Trust to cover retirement benefit obligations	1,488	1,488
Reserve for directors' and corporate auditors' retirement	531	444
Other	574	513
Total	3,284	5,075
Total deferred tax assets	4,312	6,268
Deferred tax liabilities		
Long-term liabilities		
Reserve for deduction entry of property replaced by purchase	(1,540)	(1,555)
Special depreciation reserve	(40)	(50)
Total	(1,581)	(1,605)
Total deferred tax liabilities	(1,581)	(1,605)
Net deferred tax assets	2,731	4,662

7. SIGNIFICANT SUBSEQUENT EVENT

None

Details of Sales

(Millions of yen)

Products	As of November 30, 2002		As of November 30, 2001	
Mayonnaise and dressings	101,512	(37.43%)	100,038	(38.41%)
Canned and retort foods	50,937	(18.78%)	49,286	(18.92%)
Egg products	77,221	(28.47%)	72,912	(27.99%)
Healthcare products	13,340	(4.92%)	12,087	(4.64%)
Vegetables and salads	25,112	(9.26%)	23,279	(8.94%)
Rental of facilities	3,083	(1.14%)	2,862	(1.10%)
Total	271,208	(100.00%)	260,466	(100.00%)

(Excerpt translation)

February 5, 2003

To the Shareholders:

NOTICE OF THE 90TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 90th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are requested to be present at such meeting.

It is to be added that since you can exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal.

Yours very truly,

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Gohsuke Ohyama
President and
Representative Director

Description

1. Date and hour of meeting:

   February 20 (Thursday), 2003, at 10:00 a.m.

2. Place of meeting:

   Ballroom, 2nd Basement, Cerulean Tower Tokyu Hotel
   26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo

3. Objects of the meeting:

Matters to be reported:

Report on the balance sheet as of November 30, 2002, the business report and statement of income for the 90th business term (from December 1, 2001 to November 30, 2002).

Matters to be submitted to the meeting for consideration:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 90th business term.

Proposition No. 2: Amendment to the Articles of Incorporation.

Proposition No. 3: Election of 17 Directors.

Proposition No. 4: Granting of retirement gratuities to the retiring Directors.

\- - -

When attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached document relating to the matters to be reported)

BUSINESS REPORT

(For the period from December 1, 2001 to November 30, 2002)

1. Outline of business activities:

(1) Development and results of business activities:

During the period under review, while private spending and corporate capital investment showed signs of recovery, the Japanese economy experienced a deflationary spiral and high unemployment. Thus, the economy still remained in a severe condition.

In the food industry, one incident after another, including bogus documentations, unauthorized food additives and residual pesticides in imported agricultural products, took place to fuel consumers' suspicions. Corporate social responsibilities were seriously challenged again.

Under these circumstances, the Company has commenced full-scale operations of its Quality Assurance Division formed in 2001 to further secure the "safety" and "security" of its products and also implemented a traceability system to quickly trace back records on raw materials and production processes, whereby improving its systems. The Company also has restructured its organization to materialize swifter decision-making and more efficient operations.

In regard to the business of mayonnaise and dressings, new products "Zero Non-Cholesterol" and "Cho-Light Dressing", which appeals to health-conscious consumers, got off to a flying start. Additionally, sales of "*Fukairi-goma* Dressing" continued to increase for two consecutive business terms and high value added dressings for industrial use contributed to sales growth. Consequently, sales of mayonnaise and dressings totaled ¥101,512 million, up ¥1,474 million from the previous corresponding term. In spring and autumn, the Company had nationwide consumer sales campaigns "Kyupi Kore 2002", which won popularity with the receipt of approximately 2,000,000 applications in total.

As for the business of canned products and *retort* pouch foods (or precooked foods in heat resisting pouches), sales of jams and pasta sauces increased favorably as the Company marketed the lines with varied tastes and prices. Sales of *okayu* (or rice gruel), for which the Company exerted its efforts to spur demand through menu proposal and other activities, and cooking sauces for the food service industry increased substantially. Consequently, sales of canned products and *retort* pouch foods totaled ¥50,937 million, up ¥1,651 million from the previous corresponding term.

In relation to the business of egg products, sales of the Company's mainstay liquid eggs and frozen eggs increased favorably due to increased demand for egg yolks and sales of "Three-Minute Egg" and "Maru Omelet" increased dramatically due to the extension of the market. Additionally, sales of fine chemical products for use in foods increased. Consequently, sales of egg products totaled ¥77,221 million, up ¥4,309 million from the previous corresponding term.

In relation to the business of health care products, sales of health foods increased due to the growth of calorie controlling diets "*Diet Sengen*" for which the Company has promoted marketing activities targeting convenience stores. Sales of baby foods also increased steadily, due to the launch of new products, including drinks in PET (polyethylen terephthalate) bottles. Consequently, sales of health care products totaled ¥13,340 million, up ¥1,253 million from the previous corresponding term.

As for the business of vegetables and salads, sales of long-life salads increased favorably due to the launch of new lines and sales of fresh salads, which were introduced to the food service industry, increased substantially. Consequently, sales of vegetables and salads totaled ¥25,112 million, up ¥1,833 million from the previous corresponding term.

In regard to the equipment lease business, sales totaled ¥3,083 million, up ¥221 million from the previous corresponding term.

In relation to purchases, with regard to edible oil, the market condition remained adverse as the production of the materials thereof was curtailed globally. The market of eggs has risen since summer, due to production curtailment. However, the Company has exerted serious efforts to procure these main materials for stable prices.

In regard to environmental protection, the Company's Goka Plant (Goka-machi, Ibaraki Prefecture) achieved a zero emission (100% recycling rate) plan in May 2002.

As a result, overall sales for the business term under review increased by ¥10,742 million from the previous corresponding term to ¥271,208 million. However, due to increased selling expenses and costs of raw materials, ordinary profit decreased by ¥747 million to ¥10,582 million. While the Company registered an extraordinary profit due to the discontinuation of substitutional payments for the welfare pension funds, the Company incurred revaluation losses of investment securities. Consequently, net income for the business term under review decreased by ¥238 million from the previous corresponding term to ¥6,030 million.

To attract more individuals to become shareholders of the Company, the Company reduced the number of shares constituting one unit from 1,000 shares to 100 shares as of March 1, 2002 and has employed a shareholder special benefit plan.

As of May 31, 2002, the Company's 2nd unsecured convertible bonds (in the aggregate issue amount of ¥10,000 million) issued in May 1987 became due and payable. The Company redeemed the outstanding amount of ¥3,647 million.

(2) Prospects and challenges ahead:

During the next business term, while corporate earnings are expected to recover, business environments will become further severer as the Japanese economy is anticipated to sink into a double-dip recession due to various negative factors, including sinking consumer confidence caused by deteriorating employment conditions and the beleaguered equity market, the consequences of bad debt settlements and the unforeseeable future of the U.S. economy.

The Company will place top priority on offering safe and secure products at all times and exert its efforts to develop and cultivate products from the perspective of consumers. Simultaneously, the Company is determined to leverage competitiveness in its market in stronger cooperation among its all sectors and exert all-out efforts to improve operating performance, with the aim of attaining the goals of its Middle-Range Business Plan that will expire in the next business term.

We genuinely hope that the shareholders will understand the situation and give us further support and encouragement.

(3) State of equipment investment:

(Translation omitted)

(4) State of financing:

All the funds necessary for the business term under review were provided by the Company's own funds.

(5) Operating results and state of assets:

Items \ Term	87th term (December 1, 1998 to November 30, 1999)	88th term (December 1, 1999 to November 30, 2000)	89th term (December 1, 2000 to November 30, 2001)	90th term (December 1, 2001 to November 30, 2002)
Net sales (millions of yen)	267,435	269,881	260,466	271,208
Ordinary profit (millions of yen)	9,580	10,405	11,329	10,582
Net income/net loss (millions of yen)	4,287	(-) 1,370	6,268	6,030
Per-share net income /net loss (yen)	27.19	(-) 8.79	40.54	39.11
Total assets (millions of yen)	190,291	196,781	185,861	186,656
Net assets (millions of yen)	104,308	100,102	102,596	105,794
Per-share net assets (yen)	665.82	643.90	664.90	690.46

(Notes)

1. Per-share net income or net loss for the term is calculated on the basis of the average of the total number of shares issued and outstanding during the term and per-share net assets is calculated on the basis of the total number of shares issued and outstanding at the end of the term. The average of the total number of shares issued and outstanding during the 89th and subsequent business terms and the total number of shares issued and outstanding at the end of the 89th and subsequent business terms were calculated by deducting the number of shares of treasury stock, respectively.

2. The Company incurred a net loss for the 88th business term as the Company accounted for reserves for employee retirement benefits in accordance with a change in its accounting policies.

2. Outline of the Company (As of November 30, 2002)

(1) Date of incorporation: November 30, 1919

(2) Description of businesses:

Business	Principal Products or Services	Percentage of Sales (%)
Mayonnaise and dressing:	Mayonnaise, Half, Zero Non-Cholesterol dressings (French, 1000 Island, *Fukairi-goma*, Japanese style, Chinese, Italian, Tasty, 1/3, Cho-Light, Non-oil) tartar sauce, mustard, Pan *Kobo*, vinegar and others	37
Canned and *retort* pouch foods:	Jam, pasta sauce, cooking sauce, o*kayu*, sweet corn, agricultural and live stock products and others	19
Egg products:	Liquid eggs, frozen eggs, dried eggs, egg spread, a*tsuyaki-tamago*, fine chemical products (hyaluronic acid, etc.) and others	29
Health care:	Baby foods, health foods, liquid diets, foods for the sick and aged, bags for liquid transfusion and others	5
Vegetables and salads:	Long-life salads, fresh salads, frozen vegetables, processed chicken products, fried foods and others	9
Equipment lease:	Equipment lease and others	1

(3) State of shares:

1. Total number of shares authorized to be issued by the Company: 250,004,000 shares

2. Total number of outstanding shares: 155,464,515 shares

   (Note) Due to the conversion of the Company's 2nd unsecured convertible bonds into shares, the total number of shares outstanding at the end of the term increased by 898 shares from the previous business term.

3. Number of shares to constitute one unit of shares: 100 shares

4. Number of shareholders: 14,645 persons

   (Up 5,014 persons from November 30, 2001)

5. Share prices and number of shares traded:

   Highest: ¥1,110 (December 2001)
   Lowest: ¥950 (April 2002)
   Annual trading volume: 75,126,300 shares

6. State of leading shareholders:

Name of shareholders	Number of shares held by them (ratios of voting rights)		Company's investment in them (ratios of voting rights)	
	(thousand shares)	(%)	(thousand shares)	(%)
Nakashimato Co., Ltd.	26,371	17.2	200	8.40
Japan Trustee Service Bank, Ltd. (Trust account)	8,421	5.5	-	-
Nippon Life Insurance Company	5,107	3.3	-	-
Sumitomo Mitsui Banking Corporation	4,908	3.2	1,998	0.03
Toka Co., Ltd.	4,872	3.1	-	-
Dai-ich Mutual Life Insurance Company	4,612	3.0	-	-

Name of shareholders	Number of shares held by them (ratios of voting rights)		Company's investment in them (ratios of voting rights)	
	(thousand shares)	(%)	(thousand shares)	(%)
Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust	4,585	2.9	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	4,565	2.9	-	-
Kaietsusha	3,244	2.1	-	-
Q.P. Employee Stock Ownership Plan	2,919	1.9	-	-

(Notes) 1. The numbers of shares and the ratios of voting rights are stated by discarding any fraction of their respective units described in the table.

2. The Company's investment in Sumitomo Mitsui Banking Corporation is stated by the number of its shares held by the Company and the ratio of voting rights as of the most recent record date for its general meeting of shareholders (August 15, 2002). The ratio of voting rights was calculated based on the total number of voting rights of all the shareholders as of August 15, 2002 and no change occurred in the number of shares held by the Company as of November 30, 2002.

3. 4,585,000 shares held by Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust were those of the Company held by Mizuho Bank, Ltd. contributed to its employee retirement benefit trust.

(4) Acquisition, disposition and possession of the Company's own shares:

1) Acquisition of the Company's own shares:

Acquisition as provided for in Article 210 of the Commercial Code of Japan:
Ordinary shares 1,036,700 shares
Total acquisition amount ¥1,032,600,000

Acquisition by purchase of less-than-one-unit shares:
Ordinary shares 47,106 shares
Total acquisition amount ¥48,579,000

2) Disposition of the Company's own shares:

Not applicable.

3) Possession of the Company's own shares at the end of the business term under review:

Ordinary shares 2,240,487 shares

(5) State of employees:

Classification	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)	Average age (years)	Average length of service (years)
Male	1,307	(-) 29	38.5	15.2
Female	945	(-) 97	26.7	5.6
Total or average	2,252	(-) 126	33.6	11.1

(Note) Additionally, the Company had 802 temporary employees (male: 309; female: 493) on average during the term.

(6) State of business combinations:

1) Important subsidiaries:

Company name	Capitalization	Ratio of voting rights	Description of business
Deria Foods Co., Ltd.	¥10 million	100.0%	Sales of salads, delicatessen items, etc.
Nishifu Meat Co., Ltd.	¥30 million	100.0%	Sale of processed chicken products, such as grilled chicken and fried chicken, etc.
Q.P. Egg Corporation	¥200 million	88.0%	Manufacture and sale of liquid eggs, frozen eggs, etc.

Company name	Capitalization	Ratio of voting rights	Description of business
Kanae Foods Co., Ltd.	¥50 million	88.0%	Manufacture and sale of processed egg products, such as egg spread, *atsuyaki-tamago* and *kinshi-tamago*, etc.
Kewpie Jyozo Co., Ltd.	¥450 million	87.8%	Manufacture and sale of vinegar, etc.
Zenno Q.P. Egg Station Co., Ltd.	¥105 million	51.4%	Manufacture and sale of dried eggs, liquid eggs, etc.
Co-op Food Products Co., Ltd.	¥250 million	51.0%	Manufacture and sale of bottled products, canned products, *retort* pouch foods, etc.
K.R.S. Corporation	¥3,577 million	50.3%	Warehousing and forwarding agency
KIFUKI U.S.A. CO., INC.	US$7.1	100.0%	Holding shares of and general control over affiliated companies in the United States

(Note) The ratios of voting rights are calculated on the basis of both direct and indirect ownerships.

2) Development and results of business combinations:

The Company has 43 consolidated subsidiaries and four affiliated companies accounted for on an equity-method.

Consolidated sales amounted to ¥434,480 million, up 9.5% over the previous business term and consolidated ordinary profit amounted to ¥18,262 million, up 7.2%. Consolidated net income amounted to ¥9,306 million, up ¥16.3%.

(7) Principal lenders:

Names of lenders	Amount of loans (millions of yen)	Company's shares held by lenders	
		Number of shares (1,000 shares)	Ratio of voting rights (%)
Sumitomo Mitsui Banking Corporation	2,590	4,908	3.2
The Norinchukin Bank	1,103	1,961	1.2
Mizuho Corporate Bank, Ltd.	830	2	0.0
The Bank of Tokyo-Mitsubishi, Ltd.	570	1,941	1.2

(Note) In addition to the above, Mizuho Corporate Bank, Ltd. has 241,000 shares of the Company contributed to its employee retirement benefit trust.

(8) Places of business:

1) Branch offices:

Sapporo, Sendai, Kanto (Tokyo), Tokyo, Yokohama, Nagoya, Osaka, Takamatsu, Hiroshima and Fukuoka.

2) Sales offices:

Obihiro, Aomori, Akita, Morioka, Yamagata, Koriyama, Utsunomiya, Mito, Goka (Ibaraki Prefecture) Maebashi, Niigata, Matsumoto, Higashi-Tokyo (Chiba Prefecture), Saitama, Shizuoka, Kanazawa, Kyoto, Kobe, Matsuyama, Kochi, Okayama, Kitakyushu, Kumamoto, Minami-Kyushu (Kagoshima Prefecture) and Naha.

3) Plants:

Hashikami (Aomori Prefecture), Goka (Ibaraki Prefecture), Senkawa (Tokyo), Nakagawara (Tokyo), Koromo (Aichi Prefecture), Itami (Hyogo Prefecture), Izumi-Sano (Osaka) and Tosu (Saga Prefecture).

(9) Directors and Statutory Auditors:

President and Representative Director	Gohsuke Ohyama
Vice-President and Representative Director	Kiyoshi Komiyama
Senior Managing Director and Representative Director:	Motohiko Kimura
Senior Managing Director and Representative Director:	Tetsuo Akimoto
Senior Managing Director:	Toshio Sakagami
Managing Director:	Sukefumi Ito
Managing Director:	Shizuo Hatanaka
Managing Director:	Shigeki Ikegami
Managing Director:	Takahiko Waida
Director and Counselor:	Yuichi Nakashima
Director:	Amane Nakashima
Director:	Takatsugu Asakawa
Director:	Takao Fuse
Director:	Kuniaki Ishikawa
Director:	Toshimasa Tatebe
Director:	Hidenobu Yamagami
Director:	Ietoki Shima
Director:	Mineo Hasegawa
Director:	Mitsugu Endo
Director:	Yutaka Suzuki
Director:	Sumio Harada
Director:	Isao Ogura
Statutory Auditor (Full-time):	Osamu Muranaka
Statutory Auditor (Full-time):	Shogo Usagawa
Statutory Auditor:	Toshitaka Namiki
Statutory Auditor:	Kazuo Kawakami

(Notes) 1. Managing Director Mr. Sumio Harada assumed the office of Director as of February 25, 2002

2. Statutory Auditors Messrs. Toshitaka Namiki and Kazuo Kawakami are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

3. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

Nothing to be specially stated.

(Note) All amounts described in this business report are stated by discarding any fraction of their respective units thereof.

BALANCE SHEET

(As of November 30, 2002)

	(millions of yen)
ASSETS:	
Current assets:	**86,612**
Cash and deposits	9,834
Trade notes receivable	1,029
Trade accounts receivable	42,489
Merchandise	6,002
Finished goods	3,951
Raw materials	2,377
Work-in-process and supplies	586
Short-term loans receivable	16,961
Deferred tax assets	1,027
Other current assets	2,414
Allowance for doubtful receivables	(-) 64
Fixed assets:	**100,044**
Tangible fixed assets:	**63,156**
Buildings	25,301
Structures	2,086
Machinery and equipment	16,960
Vehicles	5
Tools, furniture and fixtures	660
Land	15,856
Construction in progress	2,285
Intangible fixed assets:	**1,394**
Telephone subscription rights	86
Software	1,225
Other intangible fixed assets	83
Investments and other assets:	**35,493**
Investment securities	11,709
Investments in subsidiaries	17,281
Long-term loans receivable	78
Long-term prepaid expenses	552
Deferred tax assets	1,703
Leasehold deposits	1,567
Other investments	3,206
Allowance for doubtful receivables	(-) 606
TOTAL ASSETS:	**186,656**

	(millions of yen)
LIABILITIES:	
Current liabilities:	**50,370**
Trade accounts payable	28,598
Short-term borrowings	4,740
Accounts payable	10,743
Corporate taxes, etc. payable	768
Accrued expenses	2,837
Allowance for sales rebate	1,763
Accrued bonuses	277
Other current liabilities	640
Long-term liabilities:	**30,490**
Convertible bonds	18,629
Long-term borrowings	2,104
Reserve for employee retirement benefits	1,649
Reserve for officers' retirement allowances	1,264
Guarantee money received	6,839
Other long-term liabilities	4
TOTAL LIABILITIES:	**80,861**
SHAREHOLDERS' EQUITY:	
Common stock	**24,103**
Legal reserve:	**32,534**
Additional paid-in capital	29,418
Legal earned surplus	3,115
Retained earnings:	**51,632**
Appropriated retained earnings	45,417
Reserve for special depreciation	69
Reserve for deferred tax on replacement assets	2,147
General reserve	43,200
Unappropriated retained earnings	6,215
(including net income)	(6,030)
Revaluation difference	(-) 203
Revaluation difference of other marketable securities	(-) 203
Treasury stock	(-) 2,272
TOTAL SHAREHOLDERS' EQUITY:	**105,794**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:	**186,656**

STATEMENT OF INCOME

(For the period from December 1, 2001 to November 30, 2002)

	(millions of yen)
ORDINARY INCOME AND EXPENSES:	
Operating income and expenses:	
Net sales	271,208
Cost of sales	186,953
Gross profit:	**84,255**
Selling, general and administrative expenses	73,798
Operating income	**10,457**
Non-operating income and expenses:	
Non-operating income:	
Interest income and dividends received	828
Others	195
Non-operating expenses:	
Interest expenses	343
Others	555
Ordinary profit	**10,582**
EXTRAORDINARY PROFIT AND LOSSES:	
Extraordinary profit:	
Gain on discontinuation of substitutional payments for the welfare pension funds	3,092
Others	426
Extraordinary losses:	
Losses on disposition of fixed assets	598
Revaluation losses of investment securities	2,059
Others	655
Income before tax for the year	**10,788**
Corporate, municipality and enterprise taxes	2,935
Adjustment to corporate taxes, etc.	1,821
Net income	**6,030**
Unappropriated retained earnings carried forward from the previous term	1,110
Interim dividends	925
Unappropriated retained earnings	**6,215**

(Notes)

I. Amounts are stated by disregarding any fractions of ¥1 million.

II. Significant accounting policies:

1. Basis and method of valuation of marketable securities:

(1) Capital stocks of subsidiaries and affiliated companies: At cost, determined by the moving average method

(2) Other securities:

Those with market value:	At market value, determined by market prices, etc. as of the closing of the business term (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)
Those without market value:	At cost, determined by the moving average method

2. Basis and method of valuation of derivatives:

At market value.

Hedge accounting is applicable to hedge transactions.

3. Inventories:

(1) Basis of valuation:

Merchandise, finished goods, raw materials, semi-finished goods and supplies are valued at cost.

(2) Method of valuation:

Merchandise, finished goods (excluding those mentioned below), raw materials, semi-finished goods and supplies are valued by the monthly moving average method.

Certain co-products are valued by the retail inventory periodic average method.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method. The bases for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

(2) Intangible fixed assets are depreciated using the straight-line method.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Long-term prepaid expenses are depreciated using the straight-line method.

5. Accounting for allowances:

(1) Allowance for doubtful receivables

To provide for losses arising from debts becoming uncorrectable, the Company sets aside an estimated uncollectible amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

(2) Allowance for sales rebate

To provide for payments for sales rebate to be incurred during each business term, allowance for sales rebate is provided based on an accrual basis in accordance with the Company's policy (rate of the estimated payments for sales rebate to sales).

(3) Accrued bonuses

To provide for the payment of bonuses, accrued bonuses are provided with the maximum amount allowed by the tax regulations based on the specific computation period.

(4) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current business term, based on estimated retirement benefit obligations and plan assets as of the close of the said business term.

Actuarial differences for each business term are treated as expenses from the next business term, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such differences occur.

The Company's employee retirement benefit plans comprise the employees welfare pension fund plan and the tax qualified pension plan.

(Additional information)

With regard to the discontinuation of substitutional payments for the welfare pension funds, the Company was authorized by the Minister of Health, Labour and Welfare of Japan to be exempt from the obligation of future payments as of October 1, 2002. Consequently, the Company applied the transitional measure as stipulated in Clause 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Committee Report No.13) to assume that the employee retirement benefit obligations relating to the substitutional payments and the plan assets equivalent to the amount of refunds vanished as of the date of such authorization and account for an extraordinary profit of ¥3,092 million due to the refunds. The plan assets equivalent to the amount of the refunds as of the end of the business term under review was ¥9,602 million.

(5) Reserve for officers' retirement allowances (which is a special reserve defined under Article 287-2 of the Commercial Code of Japan)

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

6. Accounting treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies.

7. The consumption tax is treated on a net-of-tax basis.

III. Notes to the balance sheet:

1.	Short-term accounts receivable from subsidiaries:	¥21,078 million
2.	Long-term accounts receivable from subsidiaries:	¥47 million
3.	Short-term accounts payable to subsidiaries:	¥7,257 million

4.	Long-term accounts payable to subsidiaries:	¥6,310 million
5.	Accumulated depreciation of tangible fixed assets:	¥81,029 million
6.	Significant lease assets:	

Besides fixed assets included in the balance sheet, information-related peripherals and vehicles for the Company's business are used under lease contracts.

7	Other investments, etc. in subsidiaries:	¥1,272 million
8.	Number of shares of treasury stock:	2,240,487 shares
9	Significant assets and liabilities denominated in foreign currencies:	

Investments in subsidiaries	US$71,762 thousand NT$104,500 thousand D.F I.400 thousand	¥9,735 million
Investment securities	BAHT 221,238 thousand £24 thousand	¥922 million
Other investments, etc.	RMB 90,749 thousand	¥1,272 million

10. Contingent liabilities:

Contingent liabilities for guarantees		¥3,051 million
(in foreign currencies)	US$11,904 thousand BAHT69,085 thousand	(¥1,651 million)

11.	Per-share net income:	¥39.11

IV. Notes to the statement of income:

1.	Operating income from subsidiaries:	¥13,009 million
2.	Operating expenses to subsidiaries:	¥78,858 million
3.	Amount of transactions other than operating transactions with subsidiaries:	¥484 million

(Attached document relating to Proposition No. 1)

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings	**6,215,086,067**
Reversal of voluntary reserve	**36,794,227**
Reversal of reserve for special depreciation	15,904,637
Reversal of reserve for deferred tax on replacement assets	20,889,590
Total	**6,251,880,294**
Appropriation of retained earnings	**5,183,512,203**
Cash dividends (¥6 per share)	919,344,168
Officers' bonuses	54,289,000
(including Satutory Aditors' bonuses)	(6,394,000)
Reserve for special depreciation	9,879,035
General reserve	4,200,000,000
Unappropriated retained earnings to be carried forward to the next term	**1,068,368,091**

(Notes)
1. The Company paid interim dividends of ¥925,629,660 (¥6 per share) on August 6, 2002.
2. Reserve for special depreciation and reserve for deferred tax on replacement assets are accounted for in accordance with the provisions of the Corporate Tax Law and the Special Taxation Measures Law.
3. Dividends are calculated by excluding 2,240,487 shares of treasury stock.

Copy of Account Auditors' Audit Report

AUDIT REPORT

January 9, 2003

Mr. Gohsuke Ohyama
President and
Representative Director
Q. P. Corporation

Shin Nihon & Co.

By Hiromi Uda (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Keiji Kitabayashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations", we have audited the balance sheet, statement of income, business report (to the extent it relates to accounting), proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 90th business term of Q. P. Corporation (the "Company"), covering the period from December 1, 2001 to November 30, 2002. The accounting portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts.

In making such audit, we did so in accordance with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) Such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, regulations and the Articles of Incorporation.

(2) The business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation.

(3) The proposed appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation.

(4) With respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 90th business term from December 1, 2001 to November 30, 2002, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, requested any of its subsidiaries to render reports on the business operations and whenever necessity arose, visited its subsidiary or subsidiaries to investigate the state of activities and property. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, also required the Directors, etc. to report and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper;

(2) That the business report fairly presents the state of the Company in accordance with laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and

other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including those with respect to any of the subsidiaries of the Company, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists to be pointed out.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

January 10, 2003

Board of Statutory Auditors
Q.P. Corporation

Osamu Muranaka (seal)
Statutory Auditor (Full-time)

Shogo Usagawa (seal)
Statutory Auditor (Full-time)

Toshitaka Namiki (seal)
Statutory Auditor

Kazuo Kawakami (seal)
Statutory Auditor

(Note) Statutory Auditors Toshitaka Namiki and Kazuo Kawakami are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all the shareholders:

1,529,176 voting rights

2. Information relating to propositions:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 90th business term.

Management proposes to pay a dividend of ¥6 per share.

The Company has already paid an interim dividend of ¥6 per share. As a result, the annual dividend will amount to ¥12 per share.

Proposition No.2: Amendment to the Articles of Incorporation.

1. Reason for the amendment:

The "Law to Amend Part of the Commercial Code, Etc." (Law No. 128 of 2001) became effective as of April 1, 2002, which allows the preparation of corporate documents by electronic methods. Accordingly, management proposes that required amendment be made to Articles 9, 14, 29 and 30 of the existing Articles of Incorporation of the Company.

2. Particulars of the amendment:

(Translation omitted)

Proposition No.3: Election of 17 Directors.

(Translation omitted)

Proposition No.4: Granting of retirement gratuities to the retiring Directors.

(Translation omitted)

- END -

No. 2

NO. 82-4750

(Translation)

February 20, 2003

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 90TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 90th Ordinary General Meeting of Shareholders of the Company held today, it was reported and resolved as described below.

Yours very truly,

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Gohsuke Ohyama
President and
Representative Director

Description

Matters reported: Report on the balance sheet as of November 30, 2002, the business report and statement of income for the 90th business term (from December 1, 2001 to November 30, 2002).

Report was made on the above documents.

Matters resolved upon:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 90th business term.

The proposition was approved and adopted in all respects as proposed and it was decided to pay a dividend of ¥6 per share for the 90th business term (¥12 per share annually, together with the interim dividend).

Proposition No.2: Amendment to the Articles of Incorporation.

The proposition was approved and adopted in all respects as proposed.

The content of the amendment is as set out under the heading "Comparison of the Articles of Incorporation before and after Amendment" appearing below.

Proposition No.3: Election of 17 Directors.

Messrs. Gohsuke Ohyama, Motohiko Kimura, Toshio Sakagami, Sukefumi Ito, Shizuo Hatanaka, Shigeki Ikegami, Takahiko Waida, Amane Nakashima, Takao Fuse, Kuniaki Ishikawa, Toshimasa Tatebe, Hidenobu Yamagami, Ietoki Shima, Mineo Hasegawa, Mitsugu Endo and Yutaka Suzuki, 16 in all, were re-elected as Directors and Mr. Minesaburo Miyake was newly elected as Director. They assumed office respectively.

Proposition No. 4: Granting of retirement gratuities to the retiring Directors.

The proposition was approved and adopted that retirement gratuities be granted to the retiring Directors, Messrs. Kiyoshi Komiyama, Tetsuo Akimoto, Yuichi Nakashima, Takashi Asakawa, Sumio Harada and Isao Ogura, six in all, in appreciation of the meritorious services rendered by them while in office, within the extent of a reasonable amount in accordance with the Company's internal regulations and that the determination of the amount and the time and method of presentation and other particulars be left to the Board of Directors.

- E N D -

It is hereby notified that Director Mr. Yutaka Suzuki assumed the office of Managing Director as of February 20, 2003.

Comparison of the Articles of Incorporation before and after Amendment

(The amendments are shown by underlines.)

Before amendment	After amendment
(Record date)	(Record date)
Article 9. The shareholders (including the beneficial shareholders; the same applies hereinafter) entitled to exercise their rights at the ordinary general meeting of shareholders shall be those appearing in the register of shareholders as of the last day of each business year.	Article 9. The shareholders (including the beneficial shareholders; the same applies hereinafter) entitled to exercise their rights at the ordinary general meeting of shareholders shall be those appearing or recorded in the register of shareholders as of the last day of each business year.
2. If it is specially necessary in addition to the preceding paragraph, a record date may be fixed temporarily upon giving advance public notice thereof.	2. (Same as existing)
(Minutes)	(Minutes)
Article 14. The proceedings in outline and the resultant actions taken at a general meeting of shareholders shall be set forth in minutes and such minutes shall be preserved at the Company after the chairman of the meeting and the Directors present have affixed their names and seals thereto.	Article 14. The proceedings in outline and the resultant actions taken at a general meeting of shareholders shall be set forth or recorded in minutes and such minutes shall be preserved at the Company after the chairman of the meeting and the Directors present have affixed their names and seals or their electronic signatures thereto.
(Dividends)	(Dividends)
Article 29. Dividends of the Company shall be paid to the shareholders or registered pledgees appearing in the register of shareholders as of the last day of each business year.	Article 29. Dividends of the Company shall be paid to the shareholders or registered pledgees appearing or recorded in the register of shareholders as of the last day of each business year.
(Interim dividends)	(Interim dividends)
Article 30. By resolution of the Board of Directors, the Company may make cash distributions as provided for in Article 293-5 of the Commercial Code of Japan ("interim dividends") to the shareholders or registered	Article 30. By resolution of the Board of Directors, the Company may make cash distributions as provided for in Article 293-5 of the Commercial Code of Japan ("interim dividends") to the shareholders or registered

pledgees appearing in the register of shareholders as of May 31 of each year.	pledgees appearing or recorded in the register of shareholders as of May 31 of each year.